

Mail Stop 3561

February 27, 2017

Bedi Ajay Singh
Chief Financial Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

>   **Re: News Corporation**
>   **Form 10-K for the Fiscal Year Ended June 30, 2016**
>   **Filed August 12, 2016**
>   **File No. 001-35769**

Dear Mr. Singh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

News and Information Services, page 50

1. We note your discussion of the various factors (positive and negative) behind the change in various revenue streams within this segment. However, we note you did not quantify the impact regarding some of these factors in your discussions. For example, you discussed the various factors behind the change in circulation and subscription revenues without quantification of the positive impact of price increases and digital subscriber growth on Dow Jones and the Australian newspapers. In future filings, please provide a more robust segment operating result discussion here and elsewhere, including the quantifications of various factors behind the change in revenues to the extent that they are material in understanding your operations. Refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources

Commitments, page 67

2. Please revise the table of contractual obligations to include your long-term debt in accordance with Regulation S-K, Item 303(A)(5).

Financial Statements

Notes to the Consolidated Financial Statements

Note 4. Discontinued Operations, page 101

3. We note that during fiscal 2016 you sold your Digital Education business and classified the results as discontinued operations. Given that in recent prior years the revenues of the Digital Education segment represented only 1% of your total revenues, please tell us why you believe this business is appropriately classified as discontinued operations under ASC 205-20. Specifically indicate in your response why the disposition of such a small portion of your business is considered a "strategic shift" under ASC 205-20-45-1. We may have further comment upon receipt of your response.

Note 19. Segment Information, page 136

4. Please provide entity-wide disclosure with respect to your revenues from external customers for each product or service or each group of similar products or services. Refer to ASC 280-10-50-40.

Note 22. Quarterly Data (Unaudited), page 144

5. During the fiscal year ended June 30, 2016, the quarterly data shows significant fluctuations in operating results between the quarters. Specifically, there are large variations in net income for all quarters. Please revise to add a discussion of any unusual or infrequently occurring items during each quarter, such as impairment charges, legal settlements, etc., which may have contributed to the significant fluctuations in operating results. Refer to Item 302(a)(3) of Regulation S-K.

Form 8-K furnished on February 9, 2017

Exhibit 99.1

6. We note your definition of Total Segment EBITDA, a non-GAAP measure, on page 17 and that you believe the measure allows users of the company's financial statements to evaluate changes in the operating results of the company separate from non-operational factors that affect net (loss) income, thus providing insight into both the operations and

the other factors that affect reported results. Based on the definition, please explain to us how the adjustments provide insights into both the operations and the other factors that affect reported results. For example, depreciation and amortization and impairment and restructuring charges appear to be operating expenses rather than non-operating expenses. We note you present the adjustments as operating expenses on the face of the consolidated statements of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Andrew Mew at 202-551-3377 if you have questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure